NO ACT

RE
1-14-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038739

Received SEC
MAR 16 2009
Washington, DC 20549

March 16, 2009

Eric N. Litzky
Vice President - Corporate Governance
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-09

Re: American International Group, Inc.
Incoming letter dated January 14, 2009

Dear Mr. Litzky:

This is in response to your letters dated January 14, 2009 and March 4, 2009 concerning the shareholder proposal submitted to AIG by Mark Filiberto. We also have received letters on the proponent's behalf dated February 11, 2009, March 1, 2009 and March 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum m-07-16 ***

March 16, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American International Group, Inc.
Incoming letter dated January 14, 2009

The proposal requests that the board of directors initiate the appropriate process to change the company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the company be subject to the North Dakota Publicly Traded Corporations Act.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum m-07-16 ***

*** FISMA & OMB Memorandum m-07-16 ***

March 4, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 American International Group, Inc. (AIG)
Rule 14a-8 Proposal by Mark Filiberto
Reincorporation

Ladies and Gentlemen:

This further responds to the March 4, 2009 email-format no action request supplement.

It appears that the company incredulously claims that it clearly asked for Mr. Mark Filiberto's broker letter on December 10, 2009 by insisting in its attached letter that a person other Mr. Filiberto was the proponent and the other person who also submitted a "proposal, dated October 9, 2008" needed to supply a broker letter.

For this reason and the previously submitted reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc: Mark Filiberto

Eric Litzky <Eric.Litzky@AIG.com>

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

December 10, 2008

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Chevedden

*** FISMA & OMB Memorandum m-07-16 ***

Re: American International Group, Inc. ("AIG")

Dear Mr. Chevedden:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which AIG must notify you of any procedural or eligibility deficiency in your shareholder proposal, dated November 7, 2008, and received November 26, 2008, as well as of the time frame for your response, if any, to this letter. For the reasons set forth below, AIG believes that your proposal may be excluded from AIG's Proxy Statement for AIG's 2009 Annual Meeting of Shareholders, unless the deficiencies are cured in a timely manner.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to AIG's registrar and transfer agent, you are not a registered holder of shares of AIG's Common Stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2): one, by submitting to AIG a written statement from the record holder (usually a broker or bank) of your AIG Common Stock verifying that at the time you submitted your proposal you had continuously held the securities for at least one year; or two, if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or a Form 5 (or any amendments thereto), you may send AIG a copy of any of these schedules or forms, and any subsequent amendment reporting a change in your ownership level of the securities.

Under Question (3) of Rule 14a-8, a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. You have previously submitted to AIG a shareholder proposal, dated October 9, 2008. In accordance with Question (3), AIG requests that you elect which proposal you wish to submit for inclusion in AIG's Proxy Statement for the 2009 Annual Meeting of Shareholders.

Under Question (6) of Rule 14a-8, AIG is required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter. Enclosed for your reference is a copy of Rule 14a-8.

Very truly yours,

Eric N. Litzky
Vice President – Corporate
Governance and Special Counsel and
Secretary to the Board of Directors

cc: Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, New York 11042

Enclosure

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum m-07-16 ***

*** FISMA & OMB Memorandum m-07-16 ***

March 1, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 American International Group, Inc. (AIG)
Rule 14a-8 Proposal by Mark Filiberto
Reincorporation

Ladies and Gentlemen:

This further responds to the January 14, 2009 no action request. The company sent this no action request by mail in order to arrive one week later.

The following precedents appear relevant to this no action request on the issue of Mr. Mark Filiberto being the proponent:

- Wyeth (January 30, 2009)
- Citigroup Inc. (February 5, 2009)
- Alcoa Inc. (February 19, 2009)
- The Boeing Company (February 18, 2009)
- Bristol-Myers Squibb Company (February 19, 2009)
- Pfizer Inc. (February 19, 2009)

The company provided no evidence that it requested a broker letter for Mark Filiberto's stock. The company December 10, 2008 letter only asked for a broker letter from a person other than Mr. Filiberto.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity

Sincerely,

John Chevedden

cc: Mark Filiberto

Eric Litzky <Eric.Litzky@AIG.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum m-07-16 *** *** FISMA & OMB Memorandum m-07-16 ***

February 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 American International Group, Inc. (AIG)
Rule 14a-8 Proposal by Mark Filiberto
Reincorporation

Ladies and Gentlemen:

This responds to the January 14, 2009 no action request. The company sent this no action request by mail in order to arrive one week later.

The company provided no evidence that it clearly requested a broker letter for Mark Filiberto's stock.

For this reason and additional reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc: Mark Filiberto

Eric Litzky <Eric.Litzky@AIG.com>

From: Litzky, Eric [Eric.Litzky@AIG.com]
Sent: Wednesday, March 04, 2009 3:19 PM
To: shareholderproposals
Cc: 'olmsted'
Subject: AIG - Filiberto/Chevedden Shareholder Proposal
Attachments: Proposal of Mr. Filiberto.pdf; AIG Dec. 10 2008 Letter.pdf

Ladies and Gentlemen:

This email is submitted by American International Group, Inc. (AIG) in response to Mr. John Chevedden's letter to the Office of Chief Counsel, dated March 1, 2009, regarding #2 American International Group, Inc. Rule 14a-8 Proposal by Mark Filiberto - Reincorporation. In his letter, Mr. Chevedden alleges that AIG provided no evidence that it requested proof of ownership from Mark Filiberto.

This email confirms that AIG did in fact request proof of Mr. Filiberto's ownership of AIG common stock by sending a letter on December 10, 2008 to Mr. Chevedden (the "Dec. 10 Letter"). The Dec.10 Letter was directed to Mr. Chevedden based upon Mr. Filiberto's request in his initial proposal that AIG direct all future communications with respect to his proposal to Mr. Chevedden, who was designated to act on behalf of Mr. Filiberto.

AIG included the Dec. 10 Letter as Annex B to its no-action request letter to the Office of Chief Counsel on January 14, 2009 regarding Mr. Filiberto's proposal. For your convenience, attached please find Mr. Filbert's proposal which includes instructions to address further communications to Mr. Chevedden, and AIG's Dec. 10 Letter.

If you have any questions regarding AIG's Letter to the SEC or this email, or need any additional information, please telephone me at (212) 770-6918.

Very truly yours,

Eric N. Litzky

Eric N. Litzky
Vice President - Corporate Governance and
Special Counsel and Secretary
to the Board of Directors
American International Group, Inc.

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto　　7 Nov 2008

Mark Filiberto　　Date

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
FX: 212 509-9705
FX: 212 943-1125
FX: 212-785-1584

[AIG: Rule 14a-8 Proposal, November 26, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our Company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who have owned 5% or more of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board of directors to adopt a poison pill would be limited in several respects.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available ~~to us as shareowners in a North Dakota corporation, our Company would also~~ shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" in Corporate Governance, "Very High Concern" in executive pay with $14 million for Martin Sullivan and "High Concern" in accounting with a SOX 404 violation. Nine of our directors received from 22% to 32% of our withheld votes in spite of our having a principle shareholder.

Martin Feldstein had 21-years tenure (independence concern) and was designated an "Accelerated Vesting" director by The Corporate Library due to his speeding up stock option vesting in order to avoid recognizing the related cost. George Miles served on 5 boards (over-extension concern) and served on two of our key committees. Our directors also served on 10 boards rated "D" or "F" by the Corporate Library.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or massive layoffs to help restore the financial health of our company.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

American International Group, Inc.
70 Pine Street
New York, N.Y. 10270

Eric N. Litzky
Vice President - Corporate Governance
Special Counsel and Secretary
to the Board of Directors

AIG

Tel: 212-770-6918
Fax: 212-785-1584
eric.litzky@aig.com

December 10, 2008

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Chevedden

*** FISMA & OMB Memorandum m-07-16 ***

Re: American International Group, Inc. ("AIG")

Dear Mr. Chevedden:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which AIG must notify you of any procedural or eligibility deficiency in your shareholder proposal, dated November 7, 2008, and received November 26, 2008, as well as of the time frame for your response, if any, to this letter. For the reasons set forth below, AIG believes that your proposal may be excluded from AIG's Proxy Statement for AIG's 2009 Annual Meeting of Shareholders, unless the deficiencies are cured in a timely manner.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to AIG's registrar and transfer agent, you are not a registered holder of shares of AIG's Common Stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2): one, by submitting to AIG a written statement from the record holder (usually a broker or bank) of your AIG Common Stock verifying that at the time you submitted your proposal you had continuously held the securities for at least one year; or two, if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or a Form 5 (or any amendments thereto), you may send AIG a copy of any of these schedules or forms, and any subsequent amendment reporting a change in your ownership level of the securities.

Under Question (3) of Rule 14a-8, a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. You have previously submitted to AIG a shareholder proposal, dated October 9, 2008. In accordance with Question (3), AIG requests that you elect which proposal you wish to submit for inclusion in AIG's Proxy Statement for the 2009 Annual Meeting of Shareholders.

Under Question (6) of Rule 14a-8, AIG is required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter. Enclosed for your reference is a copy of Rule 14a-8.

Very truly yours,

Eric N. Litzky
Vice President – Corporate
Governance and Special Counsel and
Secretary to the Board of Directors

cc: Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, New York 11042

Enclosure

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

January 14, 2009

Via e-mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (the "Proposal" or the "Second Chevedden Proposal") submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2009 Annual Meeting of Shareholders by John Chevedden, who purports to act as a proxy and/or designee for a nominal proponent, Mark Filiberto, in connection with the Proposal. The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials because

- Mr. Chevedden, the real proponent of the Proposal, has submitted more than one shareholder proposal for consideration at the Company's 2009 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency;

- to the extent Mr. Filiberto is deemed the proponent of the Proposal, Mr. Filiberto has failed to provide proof of eligibility to submit a shareholder proposal for inclusion in the Company's Proxy Materials for its 2009 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency; and

- the Proposal and the Supporting Statement deal with a matter that relates to the Company's ordinary business operations.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, the Company has submitted this letter, including the Annexes, to the Commission via e-mail to shareholderproposals@sec.gov.

The Proposal

The Proposal reads, in relevant part:

RESOLVED: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

Attached as Annex B are copies of the correspondence the Company has had with Mr. Chevedden to date relating to the Proposal. The Company has not received any correspondence relating to the Proposal directly from Mr. Filiberto, the nominal proponent of the Proposal.

Background

The Proposal was dated November 7, 2008 and received by the Company on December 1, 2008. The Proposal was not accompanied by evidence of Mr.

Chevedden's eligibility to submit the Proposal pursuant to Rule 14a-8(b).[1]

Previously, on November 4, 2008, the Company received a proposal (the "First Chevedden Proposal" and together with the Second Chevedden Proposal, the "Chevedden Proposals"), dated October 9, 2008 and signed by Kenneth Steiner (together with Mark Filiberto, the "Nominal Proponents"), who also claims to designate Mr. Chevedden as his proxy and/or designee. The First Chevedden Proposal also was not accompanied by evidence of Mr. Chevedden's eligibility to submit such proposal pursuant to Rule 14a-8(b).[2] The First Chevedden Proposal and the accompanying supporting statement are attached to this letter as Annex C.

In accordance with Rule 14a-8(f), on November 17, 2008, within 14 days of the Company's receipt of the First Chevedden Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the First Chevedden Proposal. On November 20, 2008, Mr. Chevedden provided the Company with a statement certifying that Mr. Steiner met the relevant eligibility requirements. To date, the Company has not received evidence of Mr. Chevedden's eligibility to submit the First Chevedden Proposal. On December 10, 2008, within 14 days of the Company's receipt of the Second Chevedden Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the Second Chevedden Proposal and elect one of the two Chevedden Proposals to be submitted for inclusion in the Proxy Materials. In his response, dated December 16, 2008, Mr. Chevedden failed to provide any proof of eligibility and also failed to indicate which proposal he would like to include in the Proxy Materials. To date, the Company has not received evidence of either Mr. Chevedden's or Mr. Filiberto's eligibility to submit the Second Chevedden Proposal.

Grounds for Omission

The real proponent of the Proposal, Mr. Chevedden, has submitted more than one proposal to the Company for the 2009 Annual Meeting of Shareholders (Rule 14a-8(c))

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal per meeting of shareholders. The limit on the number of proposals a proponent could submit was established to prevent certain proponents from "exceed[ing] the bounds of reasonableness . . . by submitting excessive numbers of proposals", Exchange Act Release No. 34-12999, *Adoption of Amendments Relating to Proposals by Security*

---

1 The Proposal also was not accompanied by evidence of Mr. Filiberto's eligibility to submit a shareholder proposal.

2 The First Chevedden Proposal also was not accompanied by evidence of Mr. Steiner's eligibility to submit such a proposal.

Holders, [1976-1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,812, at 87,127 (Nov. 22, 1976), and "to reduce issuer cost and to improve the readability of proxy statements". Exchange Act Release No. 34-20091, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,203 (Aug. 16, 1983).

A. The facts and circumstances indicate that Mr. Chevedden is the real proponent of the Chevedden Proposals and that Mr. Chevedden serves as the alter ego of the Nominal Proponents.

It is evident that Mr. Chevedden does all of the work to author the Chevedden Proposals. Each Chevedden Proposal is accompanied by Mr. Chevedden's standard form letter, which purports to give Mr. Chevedden the authority to act on the Nominal Proponents' behalf. Both Chevedden Proposals are virtually identical in format, font and style. Both of the supporting statements accompanying the Chevedden Proposals cite to The Corporate Library extensively and almost exclusively. Both Chevedden Proposals are followed by an identical "Notes" section, with the exception of an introductory statement that names one of the Nominal Proponents as the sponsor of the proposal. In addition, the Chevedden Proposals are substantially identical to proposals submitted to other companies by Mr. Chevedden through various nominal proponents. The logical conclusion is that the Chevedden Proposals are authored by Mr. Chevedden, not the Nominal Proponents.

It is also evident that both Chevedden Proposals were in fact actually submitted by Mr. Chevedden, not the Nominal Proponents. The Chevedden Proposals were either faxed from a telephone number which corresponds to Mr. Chevedden's contact number provided in the text of the cover letter, or sent from an email address that the cover letter identifies as belonging to Mr. Chevedden. The statement certifying Mr. Steiner's eligibility to submit a shareholder proposal was also sent from Mr. Chevedden's email address.

Mr. Chevedden does not deny that he, not the Nominal Proponents, drafted and submitted the Chevedden Proposals. When the Company notified Mr. Chevedden on December 10, 2008 that he had submitted more than one proposal in contradiction with Rule 14a-8(c), Mr. Chevedden's only response was that the proposals were *signed* by others, not him. It is evidently Mr. Chevedden's belief that he may evade Rule 14a-8(c) by having someone else sign a proposal drafted and submitted by him. For reasons to be outlined below, Mr. Chevedden's belief is incorrect.

B. By submitting the Chevedden Proposals, Mr. Chevedden attempts to circumvent the one-proposal limit under Rule 14a-8(c).

Section 20(b) of the Exchange Act provides that "[i]t shall be unlawful for any person, directly or indirectly, to do any act or thing which it would be unlawful for such persons to do under . . . any rule . . . through or by means of any other person." The plain meaning of Section 20(b) makes it clear that Mr. Chevedden should not be permitted to submit two proposals—an act unlawful for himself to do under Rule 14a-8(c)—through the Nominal Proponents.

It is evident that Mr. Chevedden is not "acting as a proxy" for Messrs. Steiner and Filiberto; rather, it is Messrs. Steiner and Filiberto who are acting as "proxies," or nominal proponents, through whom Mr. Chevedden, the real proponent, submits his numerous shareholder proposals to various companies year after year. Mr. Chevedden uses his nominal proponents interchangeably and often submits similar or substantially identical proposals to different companies using different nominal proponents. For example, proposals substantially identical to the First Chevedden Proposal, of which Kenneth Steiner is the nominal proponent, have been submitted by Mr. Chevedden to other companies using various other nominal proponents including Nick Rossi,[3] William Steiner,[4] Mark Filiberto[5] and Emil Rossi.[6] All of these proposals purport to name Mr. Chevedden as the proponents' "proxy." Similarly, proposals substantially identical to the Second Chevedden Proposal, of which Mark Filiberto is the nominal proponent, have been submitted by Mr. Chevedden to various companies using Kenneth Steiner[7] and Ray T. Chevedden[8] as the nominal proponents, each naming Mr. Chevedden as "proxy." These facts indicate that Mr. Chevedden is acting as these nominal proponents' alter ego in his scheme to evade the limitation of Rule 14a-8(c).

That Mr. Chevedden is attempting to circumvent Rule 14a-8(c) is further established by the fact that Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. *See, e.g.,* Julie Johnson, *Discontent in air on*

---

3 *See, e.g.*, Inquiry Letter, *Baker Hughes Inc.* (dated December 15, 2008); Inquiry Letter, *Marathon Oil Corp.* (dated December 12, 2008).

4 *See, e.g.*, Inquiry Letter, *AT&T Inc.* (dated December 12, 2008); Inquiry Letter, *The Home Depot, Inc.* (dated December 12, 2008).

5 *See, e.g.*, Inquiry Letter, *Alcoa Inc.* (dated December 22, 2008); No-Action Letter, *The Coca-Cola Co.* (avail. Feb. 4, 2008).

6 *See, e.g.*, Inquiry Letter, *The Allstate Corp.* (dated December 30, 2008); No-Action Letter, *Entergy Corp.* (avail. Feb. 4, 2008).

7 *See* No-Action Letter, *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008).

8 *See* Inquiry Letter, *Sempra Energy* (dated December 24, 2008).

execs' pay at Boeing, CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again."); Craig D. Rose, *Sempra reformers get their point across*, SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented at the meeting by John Chevedden, a long-time corporate governance activist from Redondo Beach."); Richard Gibson, *Maytag CEO puts himself on line in proxy issue battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("The dissident proposals were submitted by a shareholder identified as John Chevedden . . . .").

For the reasons set forth above, the Company believes the Proposal is excludable pursuant to Rule 14a-8(c) because the real proponent of the Proposal, Mr. Chevedden, has submitted more than one proposal to the Company for the 2009 Annual Meeting of Shareholders and, pursuant to Section 20(b) of the Exchange Act, should not be permitted to circumvent Rule 14a-8(c) by submitting the multiple proposals through the Nominal Proponents.

The proponent of the Proposal has failed to provide proof of his eligibility to submit a shareholder proposal for inclusion in the Proxy Materials (Rule 14a-8(b))

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting.

A. Mr. Chevedden, the real proponent of the Chevedden Proposals, has failed to provide proof of his eligibility to submit a shareholder proposal for inclusion in the Proxy Materials.

According to the Company's registrar and transfer agent, Mr. Chevedden is not a registered holder of shares of the Company's common stock. In accordance with Rule 14a-8(f), on December 10, 2008, within 14 days of the Company's receipt of the Proposal, the Company sent a letter to Mr. Chevedden requesting that he establish eligibility to submit the Proposal and elect one of the two Chevedden Proposals to be submitted for inclusion in the Proxy Materials. To date, the Company has not received any proof of Mr. Chevedden's eligibility to submit either of the Chevedden Proposals.

B. Mr. Filiberto, the nominal proponent of the Proposal, also has failed to provide proof of his eligibility to submit a shareholder proposal for inclusion in the Proxy Materials.

In the event that the Staff does not concur in our view that the Proposal may be excluded from the Proxy Materials because Mr. Chevedden, the real proponent, has failed to prove his eligibility to submit the Proposal, the Proposal may nevertheless be excluded because Mr. Filiberto, the nominal proponent of the Proposal, also has failed to provide proof of his eligibility to submit the Proposal.

According to the Company's registrar and transfer agent, Mr. Filiberto is not a registered holder of shares of the Company's common stock. Mr. Filiberto had requested in the cover letter of the Proposal that all communications be directed to Mr. Chevedden. Accordingly, as previously mentioned, the Company timely sent a letter to Mr. Chevedden on December 10, 2008 requesting proof of eligibility with respect to the Proposal. To date, the Company has not received any proof of Mr. Filiberto's eligibility to submit the Proposal.

The Proposal deals with a matter relating to the Company's ordinary business operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations". In Exchange Act Release 34-40018, *Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,108, at 80,539 (May 28, 1998) (the "Release"), the Commission stated that "[t]he general underlying policy of [the ordinary business] exclusion is . . . to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

The Commission further identified two central considerations underlying the ordinary business exclusion. The first was that the subject matter of shareholder proposals should not relate to certain tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Release*, at 80,539-40. The second consideration related to "the degree to which a proposal seeks to 'micro-manage' a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Release*, at 80,540 (footnote omitted).

The Company believes the Proposal runs afoul of both central considerations underlying the ordinary business exclusion. First, it seeks to reserve for shareholders the rights and duties of management and the Board in supervising the operations of the Company. Second, it seeks to force an action that requires careful and extended deliberation, which shareholders are not in a position to undertake as a group.

The Proposal recommends that the Board reincorporate the Company in North Dakota. Among the reasons stated for the Proposal are "additional benefits" including:

- a right of proxy access for shareowners who have owned 5% or more of the Company's shares for at least two years;

- limited ability of a board of directors to adopt a poison pill; and

- shareowners would vote each year on executive pay practices.

The Proposal emphasizes that these "provisions, together with others in the North Dakota act, would give ... shareowners more rights than are available under any other state corporation law." However, selecting a jurisdiction of incorporation is a complicated task guided by a multitude of considerations that includes, but is not limited to, shareholder rights. Additional factors that a board of directors must consider in determining a jurisdiction of incorporation are the statutory and common law regime governing:

- taxation;

- directors' fiduciary duties;

- litigation exposure and derivative lawsuits;

- director and officer liability and indemnification;

- dividends and distribution rights; and

- merger and takeover rules.

Further, a board of directors must consider whether a given jurisdiction has courts with the experience and sophistication to understand complex business matters.

These considerations must be evaluated and balanced against each other to determine the course of action that is in the best interest of the Company. Such an evaluation is fundamental to the core functions of a board of directors. Shareholders are not in a position to oversee this evaluation and balancing. Accordingly, we believe the Proposal may be excluded under the Commission's first consideration.

In addition, as discussed above, selecting a jurisdiction of incorporation requires a review of taxation issues as well as litigation exposure and derivative suits. The analysis of these types of issues requires input from legal counsel, accountants and business managers. The analysis of these types of issues is exceedingly complex and judgmental. Shareholders, as a group, are not in a position to make an informed judgment on these types of issues. Accordingly, we believe that the Proposal is excludable under the Commission's second consideration as well.

For the reasons set forth above, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(7) because the proposal deals with a matter that relates to the Company's ordinary business operations.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annexes A, B and C, of its intention to omit the Proposal from its Proxy Materials.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Very truly yours,

Eric N. Litzky

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

John Chevedden
Mark Filiberto

ANNEX A

(Please see the attached.)

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
FX: 212 509-9705
FX: 212 943-1125
FX: 212-785-1584

[AIG: Rule 14a-8 Proposal, November 26, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our Company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who have owned 5% or more of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board of directors to adopt a poison pill would be limited in several respects.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" in Corporate Governance, "Very High Concern" in executive pay with $14 million for Martin Sullivan and "High Concern" in accounting with a SOX 404 violation. Nine of our directors received from 22% to 32% of our withheld votes in spite of our having a principle shareholder.

Martin Feldstein had 21-years tenure (independence concern) and was designated an "Accelerated Vesting" director by The Corporate Library due to his speeding up stock option vesting in order to avoid recognizing the related cost. George Miles served on 5 boards (over-extension concern) and served on two of our key committees. Our directors also served on 10 boards rated "D" or "F" by the Corporate Library.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a vast infusion of capital or massive layoffs to help restore the financial health of our company.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

ANNEX B
(Please see the attached.)

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

December 10, 2008

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: American International Group, Inc. ("AIG")

Dear Mr. Chevedden:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which AIG must notify you of any procedural or eligibility deficiency in your shareholder proposal, dated November 7, 2008, and received November 26, 2008, as well as of the time frame for your response, if any, to this letter. For the reasons set forth below, AIG believes that your proposal may be excluded from AIG's Proxy Statement for AIG's 2009 Annual Meeting of Shareholders, unless the deficiencies are cured in a timely manner.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to AIG's registrar and transfer agent, you are not a registered holder of shares of AIG's Common Stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2): one, by submitting to AIG a written statement from the record holder (usually a broker or bank) of your AIG Common Stock verifying that at the time you submitted your proposal you had continuously held the securities for at least one year; or two, if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or a Form 5 (or any amendments thereto), you may send AIG a copy of any of these schedules or forms, and any subsequent amendment reporting a change in your ownership level of the securities.

Under Question (3) of Rule 14a-8, a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. You have previously submitted to AIG a shareholder proposal, dated October 9, 2008. In accordance with Question (3), AIG requests that you elect which proposal you wish to submit for inclusion in AIG's Proxy Statement for the 2009 Annual Meeting of Shareholders.

Under Question (6) of Rule 14a-8, AIG is required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter. Enclosed for your reference is a copy of Rule 14a-8.

Very truly yours,

Eric N. Litzky
Vice President – Corporate
Governance and Special Counsel and
Secretary to the Board of Directors

cc: Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, New York 11042

Enclosure

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, Decem
To: Litzky, Eric
Subject: Rule 14a-8 Proposals (AIG) n'

Mr. Litzky, The company December 10, 2008 letter seems to constitute a notice that the company has a signed rule 14a-8 proposal submittal letter with my signature. Please forward a copy of this letter in one business day.

Sincerely,

John Chevedden

From: Litzky, Eric
Sent: Tuesday, December 16, 2008 3:00 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Proposals (AIG) n'

Mr. Chevedden,

Attached are copies of the two shareholder proposals that AIG received from you.

Eric Litzky

Eric N. Litzky

Vice President - Corporate Governance and

Special Counsel and Secretary

to the Board of Directors

American International Group, Inc.

From: olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, Decem
To: Litzky, Eric
Subject: Rule 14a-8 Proposals (AIG) n'

Mr. Litzky, Thank you for clarifying that the company has no rule 14a-8 submittal letter with my signature. This seems to conclude the matter in the company December 10, 2008 letter. Sincerely, John Chevedden

ANNEX C
(Please see the attached.)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Cheved*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/9/08
Date

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
Fax: 212 509-9705
F: 212-785-1584

[AIG: Rule 14a-8 Proposal, November 4, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings. management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  "D" in Corporate Governance.
  "High Governance Risk Assessment."
  "Very High Concern" in executive pay – $14 million for Martin Sullivan.
  "High Concern" in accounting – SOX 404 violation.
- Nine of our directors received from 22% to 32% in withhold votes in spite of our having a principle shareholder.
- Our directors made sure that we could not vote on the long-established shareholder proposal topic of cumulative voting in 2008.
- The company 2007 proxy raised a question on whether it was professionally proofread.
- Martin Feldstein had 21-years tenure (independence concern) and was designated an "Accelerated Vesting" director by The Corporate Library. This was due to his involvement with speeding up stock option vesting in order to avoid recognizing the related cost.
- George Miles served on 5 boards (over-extension concern) and served on two of our key committees.
- Our directors also served on 10 boards rated "D" or "F" by the Corporate Library:

George Miles	Harley-Davidson (HOG)	
George Miles	HFF, Inc. (HF)	
Stephen Bollenbach	Time Warner (TWX)	
Stephen Bollenbach	KB Home (KBH)	F-rated

Suzanne Nora Johnson	Pfizer (PFE)
Edward Liddy	3M (MMM)
James Orr	Gevity HR (GVHR)
Martin Feldstein	Eli Lilly (LLY)
Michael Sutton	Krispy Kreme Doughnuts (KKD)
Fred Langhammer	Disney (DIS)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.